
Mail Stop 4720

November 29, 2016

Via E-mail
Jan H. Hollar
Chief Executive Officer
HCSB Financial Corporation
3640 Ralph Ellis Boulevard
Loris, SC 29569

> **Re:** **HCSB Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed November 7, 2016**
> **File No. 333-214467**

Dear Ms. Hollar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that shares of your voting common stock are quoted on the OTC pink marketplace, however, this is not considered an existing trading market for purposes of a secondary at-the-market offering. Please revise to set a fixed price at which the selling security holders will offer and sell each class of security. Please refer to Schedule A, Item 16, of the Securities Act and Item 501(b)(3) of Regulation S-K for guidance.

Exhibit Index

Exhibit 5.1—Legal Opinion of Nelson Mullins Riley & Scarborough LLP

2. Please direct counsel to provide separate opinions for the resale of currently outstanding securities and the resale of securities underlying convertible securities. Please also direct

counsel to delete or revise the last paragraph of its opinion as security holders are entitled to rely on the opinion expressed. Please refer to Sections II.B.2.h and II.B.3.C of Staff Legal Bulletin No. 19 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Neil E. Grayson, Esq.